UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

ESSA PHARMA INC.
 (Name of Issuer)

Common Shares
(Title of Class of Securities)

29668H104
(CUSIP Number)

Raymond J. Andersen
Suite 720, 999 West Broadway,
Vancouver, British Columbia, Canada, V5Z 1K5
Tel:  (778) 331-0962
Facsimile: (604) 738-4080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29668H104
(1)	NAME OF REPORTING PERSON: Raymond J. Andersen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,570,000
	(8)	SHARED VOTING POWER 0 (1)
	(9)	SOLE DISPOSITIVE POWER 3,570,000
	(10)	SHARED DISPOSITIVE POWER 0 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,570,000 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.93%
(14)	TYPE OF REPORTING PERSON IN

(1)
The Reporting Person is party to a certain agreement with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s common shares.  As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

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Explanatory Note

This Schedule 13D is being filed as a result of a transaction on January 14, 2016, as further described herein.

Item 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Shares, without par value (the “Shares”), of ESSA Pharma Inc., a British Columbia corporation (the “Issuer”). The principal executive office of the Issuer is located at Suite 720, 999 West Broadway, Vancouver, British Columbia, V5Z 1K5, Canada.

Item 2. Identity and Background

Below is information regarding the Reporting Persons.

(a)	This 13D is being filed on behalf of Raymond J. Andersen (“Dr. Andersen” or the “Reporting Person”).

(b)	The principal business address for Dr. Andersen is Suite 720, 999 West Broadway, Vancouver, British Columbia, V5Z 1K5, Canada.

(c)
Dr. Andersen is a professor at the University of British Columbia, an independent consultant and a director and Chief Technical Officer of the Issuer.  The Issuer is a public company trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX” and the Toronto Stock Exchange (“TSX”), under the symbol “EPI”. The Issuer is a pharmaceutical company currently entering the clinical development stage that is focused on the development of small molecule drugs for the treatment of castration-resistant prostate cancer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Andersen is a citizen of Canada.

The Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the other persons referred to on Schedule A attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Person that the Separately Filing Group Members have filed or are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act.  Schedule A

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attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 3. Source and Amount of funds or Other Consideration

The Reporting Person has acquired 3,150,000 Shares for services rendered as founder from 2009 through 2011.  The Reporting Person was issued, in 2011 and 2013, an aggregate of 420,000 options to purchase Shares as part of the compensation for providing consulting services to the Issuer.

Item 4. Purpose of Transaction

The information set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
See Line 13 of the cover sheets and the footnotes thereto.  The percentage is calculated based on 27,615,499 Shares being deemed issued and outstanding (based upon information provided by the Issuer) which consists of: (i) 27,195,499 Shares that are issued and outstanding, and (ii) an aggregate of 420,000 Shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of January 14, 2016.

(b)
Schedule A attached to this Schedule 13D sets forth, as of the date hereof, the number of Shares owned and the percentage of Shares as calculated in accordance with Rule 13d-3(d)(1) promulgated under the Act.  All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed or anticipated to be filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

(c)	The Reporting Person has not effected any transaction in the Shares during the preceding 60 days.

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(d)
No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported on this Schedule 13D owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with a private placement financing led by Clarus Lifesciences, a new investor in the Issuer, the Reporting Person entered into a Voting Agreement, dated as of January 14, 2016, by and among Clarus Lifesciences III, L.P. (“Clarus”), Marianne D. Sadar, Raymond J. Andersen, Robert W. Rieder and Richard M. Glickman (the “Voting Agreement”).  The Voting agreement requires that Dr. Glickman, Dr. Sadar, Dr. Andersen and Mr. Rieder (collectively, the “Major Shareholders”), who in the aggregate control approximately 9,482,800 Shares of the Issuer constituting 41.9% of the issued and outstanding Shares on a non-diluted basis, vote against certain change of control transactions, unless Clarus consents otherwise, and support Clarus’ nominees to the board of directors of the Issuer.  Under the Voting Agreement, the Major Shareholders will be prohibited from transferring 50% of the Shares held by them on the effective date of the Voting Agreement, with limited exceptions. The provisions of the Voting Agreement relating to change of control transactions and non-transferability of Shares will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/ 2 clinical trial of EPI-506 by the Issuer or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors of the Issuer and the provisions relating to the Clarus nominees will continue for so long as Clarus is entitled to nominate directors to the Issuer’s board of directors.

Item 7. Material to Be filed as Exhibits

Exhibit 1:	Voting Agreement, dated as of January 14, 2016, by and among Clarus Lifesciences III, L.P., Marianne D. Sadar, Raymond J. Andersen, Robert W. Rieder and Richard M. Glickman (filed herewith)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25 2016

By:	/s/ Raymond J. Andersen
Name:	Raymond J. Andersen

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Schedule A

Certain information relating to the Separately Filing Group Members (1)

Separately Filing Group Member
Outstanding shares
Beneficial ownership and voting % of outstanding shares

Marianne D. Sadar
3,573,000 shares*
12.94%

Richard M. Glickman
812,500 shares**
2.90%

Robert W. Rieder
2,686,050 shares***
9.82%

Clarus Lifesciences III, L.P.
5,303,030 shares****
13.8%

* Calculation of beneficial ownership percentage includes 420,000 options to purchase Shares exercisable within 60 days of January 14, 2016.
** Calculation of beneficial ownership percentage includes 100,000 Shares owned by Dr.Glickman’s spouse and 37,500 options to purchase Shares exercisable within 60 days of January14, 2016.
*** Calculation of beneficial ownership percentage includes 31,250 Shares owned by Mr.Rieder’s spouse and 150,000 options to purchase Shares exercisable within 60 days of January 14,2016.
**** Calculation of beneficial ownership percentage includes 3,181,818 Shares issuable uponexercise of warrants which are exercisable within 60 days of January 14, 2016.

(1) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

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EXHIBIT 1

VOTING AGREEMENT

This Voting Agreement (the “Agreement”) is entered into as of January 14, 2016 by and among (i) Clarus Lifesciences III, L.P. (“Clarus”), (ii) Marianne Sadar (“Sadar”), (iii) Raymond Andersen (“Andersen”), (iv) Robert W. Rieder (“Rieder”) and (v) Richard M. Glickman (“Glickman”, and together with Sadar, Andersen and Rieder, the “Principal Shareholders”).

Introduction

Clarus and ESSA Pharma Inc. (the “Company”), a British Columbia corporation, are parties to a Subscription Agreement, dated on or about the date hereof (as in effect from time to time, the “Subscription Agreement”), pursuant to which Clarus will purchase from the Company (i) Common Shares (the “Clarus Common Shares”) and (ii) Common Share purchase warrants (the “Clarus Warrants”), each such warrant entitling Clarus to purchase one Common Share upon the exercise thereof (the “Clarus Warrant Shares” and, together with the Clarus Common Shares and the Clarus Warrants, the “Clarus Securities”). The execution and delivery of this Agreement is a condition precedent to the consummation of the transactions contemplated by the Subscription Agreement.

Upon completion of the transactions contemplated by the Subscription Agreement, Clarus will hold the number of Clarus Common Shares and Clarus Warrants set forth in Schedule A opposite Clarus’ name and each of the Principal Shareholders will hold the number of common shares in the capital of the Company (the “Common Shares”) set forth in Schedule A opposite his or her name.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.    Certain Definitions.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, “control” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Board” means the Board of Directors of the Company.

“Co-Vivant” means, in respect of an individual, any individual with whom the first mentioned individual is living in a conjugal relationship outside marriage.

“Expiration Date” means the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/2 clinical trial of EPI-506 or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the Board.

“Lien” means any lien, pledge, mortgage, deed of trust, adverse claim, charge, right of first refusal, easement, transfer restriction under any member, equityholder or similar agreement, encumbrance, or any other restriction or limitation whatsoever.

“Major Transaction” means any of the following:

(a)   a consolidation, amalgamation, arrangement, exchange of shares, recapitalization, reorganization, business combination or other similar event, following which the holders of Common Shares immediately preceding such consolidation, amalgamation, arrangement, exchange, recapitalization, reorganization, combination or event either (A) no longer hold a majority of the Common Shares or (B) no longer have the ability to elect a majority of the board of directors of the Company (collectively, a “Change of Control Transaction”);

(b)   a sale of all or substantially all of the assets of the Company or any material sale, license or transfer of any or all of the Company’s rights to the product candidate known as EPI-506, or any analogs, prodrugs, metabolites or derivatives thereof; or

(c)   a take-over bid or purchase, tender or exchange offer made to the holders of outstanding Common Shares, such that following such bid, purchase, tender or exchange offer, a Change of Control Transaction shall have occurred.

“Permitted Transferee” means, in respect of each of the Principal Shareholders, any one or more of:

(a)   his or her Spouse or Co-Vivant;

(b)   his or her natural born and legally adopted children;

(c)    a trust, the sole beneficiaries of which are Persons specified in any one or more subsections of this definition, provided that the terms of the trust include a valid condition precedent that any Common Shares or securities will vest in the beneficiaries of such trust only if such beneficiaries execute and deliver to the parties to this Agreement a written agreement, in form and substance satisfactory to the parties, agreeing to be bound by this Agreement;

(d)   any Person who receives Common Shares pursuant to a will, contract or by law upon the death of a Principal Shareholder;

(e)   another Person, all of the voting securities or other ownership interest of which are owned by him, her or it or Persons specified in any one or more subsections of this definition.

“Person” means any individual, partnership, limited liability company, limited liability partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization or governmental entity (or any department, agency or political subdivision).

“Spouse” means, in relation to any Person who is an individual, any individual to whom that first mentioned individual is married.

“Transfer” means (i) any transfer, sale, assignment, exchange, gift, donation or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, and for greater certainty includes the granting of a Lien or any other security interest, and (ii) any agreement, undertaking or commitment to effect any of the foregoing.

2.   Voting.

(a)   Consent Rights.  For the period commencing on the date hereof and ending on the Expiration Date and so long as Clarus and its Affiliates hold, directly or indirectly, 1,060,606 Common Shares (the “Clarus Threshold”), each of the Principal Shareholders irrevocably covenants and agrees in respect of all of the Common Shares owned by such Principal Shareholder, or over which such Principal Shareholder has voting control or direction, in whatever manner as shall be necessary, to: (a) vote, or cause to be voted, such Common Shares against any Major Transaction and against any corporate matter or transactions proposed by any Person in connection with any proposed Major Transaction without the written consent or affirmative vote of Clarus given in writing or by vote at a meeting and deliver or cause to be delivered to the Company's registrar and transfer agent (with a copy to Clarus), if requested by Clarus two (2) business days prior to the day of the meeting, a duly completed and executed proxy (or other appropriate voting instrument) in favour of Clarus (or its nominee designated to such Principal Shareholder in writing) voting all of the Common Shares against such Major Transaction, and (b) not tender to any take-over bid or purchase, tender or exchange offer which constitutes a Major Transaction or not otherwise support such Major Transaction without the written consent of Clarus, unless Clarus shall have tendered to such bid or offer.  Clarus shall be required to provide written notice to each of the Principal Shareholders in the event that Clarus tenders to a bid or offer which constitutes a Major Transaction, such notice to be delivered on the same day on which Clarus tenders to such bid or offer.  The parties acknowledge and agree that the Clarus Threshold represents 50% of the sum of the number of Clarus Common Shares which Clarus has subscribed for under the Subscription Agreement. To the extent that any stock split, stock dividend, reclassification, recapitalization or similar event is undertaken by the Company in respect of all of the issued and outstanding Common Shares, the Clarus Threshold shall be correspondingly adjusted to account for such transaction.

(b)   Nomination Support.  So long as the Clarus Threshold is satisfied, each of the Principal Shareholders agrees in respect of all of the Common Shares owned by such Principal Shareholder, or over which such Principal Shareholder has voting control or direction, in whatever manner as shall be necessary, to (i) vote, or cause to be voted, such Common Shares, from time to time and at all times, in favor of the election to the Board of each individual nominated to serve on the Board pursuant to Section 25 of the Subscription Agreement, (ii) not publicly or privately, directly or indirectly, solicit, encourage, endorse, vote (or act by written consent) in favor of, recommend or in any way support any individual who is not on a slate of nominees nominated by the Board or any committee in accordance with Section 25 of the Subscription Agreement, and (iii) not publicly or privately, directly or indirectly, take, propose, encourage, solicit, endorse, recommend or vote (or act by written consent) or take any other action relating to the removal of any individual nominated in accordance with Section 25 of the Subscription Agreement from the Board.

(c)   Actions to Be Taken.  Any vote required to be cast or consent required to be executed pursuant to this Section 2 shall be cast (or consent shall be given) by the Principal Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including, without limitation, by appearing at each applicable meeting or otherwise causing the applicable Common Shares to be counted as present thereat.  Each Principal Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiration Date to cause to be counted as present for purposes of establishing quorum at any meeting of any of the security holders of the Company relating to any Major Transaction or any corporate matter or transactions proposed by any Person in connection with any proposed Major Transaction, at which the Principal Shareholder is entitled to vote.

(d)   No Other Actions. Each Principal Shareholder agrees that other than as set forth herein, such Principal Shareholder shall not grant or agree to grant any proxies or powers of attorney, deposit any Common Shares into a voting trust or pooling agreement, in any way transfer any of the voting rights associated with any of the Common Shares, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Common Shares over which such Principal Shareholder has voting control or direction.

(e)   Fiduciary Duties. Notwithstanding any provision of this Agreement to the contrary, a Principal Shareholder or a shareholder, officer or director of a Principal Shareholder that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of his or her fiduciary duties as a director or officer of the Company, including without limitation, responding in his or her capacity as a director of the Company to a bona fide written proposal and providing information to such party; provided, that nothing in this section shall be interpreted to limit such Principal Shareholder’s obligations under this Agreement in his or her capacity as a shareholder of the Company, including without limitation his or her obligations to vote or not tender under Section 2(a).

3.   Representations and Warranties.  Each of the Principal Shareholders represents and warrants to Clarus that the information contained in this Section 3 is true and correct:

(a)   Title.  Such Principal Shareholder is the sole record and beneficial owner of, or has voting control or direction over, the Common Shares as set forth on Schedule A opposite his or her name, in each case free and clear of all Liens.  The Principal Shareholder has not granted any option or right, or is a party to or bound by any agreement that requires or, upon the passage of time, the payment of money or occurrence of any other event, would require such Principal Shareholder to transfer any of such securities to anyone other Person.

(b)   No Conflict.  No consent, order, authorization, approval, declaration or filing is required on the part of such Principal Shareholder for or in connection with the execution, delivery or performance of this Agreement.  The execution, delivery and performance of this Agreement by such Principal Shareholder will not result in any violation of, be in conflict with, constitute a default under, or cause the acceleration of any obligation or loss of any rights under any legal requirement, agreement, contract, instrument, charter, by-laws, operating agreement, partnership agreement, organizational document, license, permit, authorization, franchise or certification to which such Principal Shareholder is a party or by which such Principal Shareholder is bound.

(c)   Validity and Enforceability.  This Agreement is the valid and binding obligations of such Principal Shareholder enforceable in accordance with its terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and by laws related to the availability of specific performance, injunctive relief or other equitable remedies.

4.   Transfers.

(a)   Restrictions on Transfers.  Prior to the earlier of the Expiration Date and the date on which the Clarus Threshold is no longer satisfied, the Principal Shareholders may not Transfer any Common Shares except as expressly permitted by this Agreement. Any purported Transfer of Common Shares in violation of this Agreement is void to the maximum extent permitted by applicable law. For greater certainty, following the earlier of the Expiration Date and the date on which the Clarus Threshold is no longer satisfied, the Principal Shareholders shall be entitled to Transfer any securities of the Company in any manner whatsoever and to any transferee.

(b)    Transfers to Third Parties.  Notwithstanding Section 4(a), each of the Principal Shareholders is entitled to Transfer up to 50% of the Common Shares set forth in Schedule A opposite his or her name in any manner whatsoever and to any transferee. Prior to the earlier of the Expiration Date and the date on which the Clarus Threshold is no longer satisfied, written notice of any such Transfer must be provided to Clarus within 10 days following such Transfer.

(c)   Transfers to Permitted Transferees.  Notwithstanding Section 4(a), each of the Principal Shareholders is entitled to Transfer the whole or any part of the Common Shares set forth in Schedule A opposite his or her name to any of its Permitted Transferees. Written notice of any such Transfer must be provided to Clarus within 10 days following such Transfer. No proposed Transfer to a Permitted Transferee is effective until the Permitted Transferee executes and delivers to the parties to this Agreement a written agreement, in form and substance satisfactory to the parties, agreeing to be bound by this Agreement. At all times after the Transfer of such Common Shares to a Permitted Transferee and prior to the earlier of the Expiration Date and the date on which the Clarus Threshold is no longer satisfied, the transferring Party (i) remains jointly and severally liable with the Permitted Transferee for the performance of its obligations under this Agreement and for otherwise complying with this Agreement, (ii) will cause the Permitted Transferee to remain a Permitted Transferee of the transferring Party for as long as the Permitted Transferee has any registered or beneficial interest in the Common Shares, and (iii) will indemnify and save harmless the other parties against any damages incurred as a result of the failure by the Permitted Transferee to comply with this Agreement.

(d)   Transfers Upon Death of a Principal Shareholder.  Notwithstanding Section 4(a), this Agreement and the transfer restrictions contained herein shall not apply in any manner whatsoever upon the death of a Principal Shareholder in respect of Common Shares that would be required to be sold by the deceased Principal Shareholder’s estate, a Permitted Transferee or the recipient of the Common Shares under a will, a contract or by law in order to pay any and all tax liabilities payable by the deceased Principal Shareholder’s estate, such Permitted Transferee or such recipient, as the case may be, that are directly attributable to the death of the applicable Principal Shareholder. The sale of Common Shares shall be deemed to be required under this Section 4(d) to pay the entire amount of any tax liabilities that are so payable, irrespective of whether or not the deceased Principal Shareholder’s estate, the Permitted Transferee or the recipient, as the case may be, owns other assets which could be used to satisfy such tax liabilities.

(e)   Exceptions Cumulative.  The parties acknowledge and agree that the exceptions to the Common Share transfer restrictions contained herein shall be cumulative, and that any and all such exceptions shall be interpreted so as to permit the highest number of Common Shares to be Transferred by the applicable Principal Shareholder or successor thereto.

5.   Obligations of Principal Shareholders to be Several.  Notwithstanding anything to the contrary contained in this Agreement, the obligations of the Principal Shareholders under this Agreement shall be several and not joint.

6.   Termination.  This Agreement shall automatically terminate on the date on which the Clarus Threshold is no longer satisfied.

7.   Notices.  All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person, by email or fax, by mail, certified or registered with return receipt requested, or by an internationally recognized overnight courier service, or otherwise actually delivered.  Any such notice, demand or communication shall be deemed given on the date given, if delivered in person, emailed or faxed, on the date received, if given by registered or certified mail, return receipt requested or given by overnight delivery service, or three days after the date mailed, if otherwise given by first class mail, postage prepaid. All communications shall be sent to the respective parties at their address as set forth in Schedule A hereto, or to such address as subsequently modified by written notice given in accordance with this Section.

8.   Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except as otherwise provided in this Agreement, none of the Principal Shareholders may assign or transfer their respective rights and obligations hereunder without the consent of each of the other parties hereto.

9.   Severability; Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  If any provision of this Agreement is rendered void, invalid or unenforceable by any court of law for any reason, such invalidity or unenforceability shall not void or render invalid or unenforceable any other provision of this Agreement.  This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of British Columbia and the federal laws of Canada applicable therein, without regard to its choice of law principles.  Each party expressly and irrevocably waives all rights to a trial by jury in any such action or proceeding.

10.   Amendments; Waivers.  This Agreement shall be amended, modified or waived only with the written consent of Clarus and each of the Principal Shareholders adversely affected by such amendment, modification, or waiver.  No failure to exercise or delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.   Transactions Affecting the Securities.  Unless waived in writing by Clarus, the provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) the Clarus Securities, and (b) any and all stock, interests, options, warrants, rights or other securities that may be issued by the Company in respect of, in exchange for, or in substitution for the Clarus Securities by reason of any conversion thereof or any split, reverse split, combination, recapitalization, reclassification, consolidation, exchange or otherwise.

12.   Counterparts.  This Agreement may be executed in one or more counterparts, and with counterpart signature pages (including signature pages delivered by facsimile), each of which shall be an original, but all of which together shall constitute one and the same Agreement.

13.   No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other documents and agreements contemplated herein.  In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other document or agreement contemplated herein, this Agreement and such other documents and agreements shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other documents or agreements contemplated herein.

14.   Independent Legal Advice. Each Principal Shareholder has had a full and complete opportunity to review the contents of this Agreement and has reviewed such contents and fully understands the terms thereof.  Each Principal Shareholder has had an opportunity to obtain independent legal advice in connection with the entering into of the transactions contemplated by this Agreement and the execution of this Agreement and all documents related thereto, and by its or his signature hereunder acknowledges and confirms that the Principal Shareholder has either obtained such advice or waived its or his rights to such advice.

15.   Aggregation.  All Clarus Securities held by Affiliates of Clarus shall be aggregated together with any Clarus Securities held by Clarus for the purpose of determining the availability or discharge of any rights or obligations of Clarus hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

CLARUS:

CLARUS LIFESCIENCES III, L.P.

BY: CLARUS LIFESCIENCES III, GP L.P., its General Partner

BY: CLARUS LIFESCIENCES III, LLC, its General Partner

By:	/s/ Scott Requadt
	Name:	Scott Requadt
	Title:	Managing Director

Voting Agreement

PRINCIPAL SHAREHOLDERS:

/s/ Marianne Sadar
MARIANNE SADAR

/s/ Raymond Andersen
RAYMOND ANDERSON

/s/ Robert W. Rieder
ROBERT W. RIEDER

/r/ Richard M. Glickman
RICHARD M. GLICKMAN

Voting Agreement

SCHEDULE A

SHAREHOLDERS

Name and Address	Securities Held

Clarus Lifesciences III, L.P. 101 Main Street, Suite 1210 Cambridge MA 02142 United States	2,121,212 Clarus Common Shares 3,181,818 Clarus Warrants
Marianne Sadar 4091 Bayridge Avenue West Vancouver, BC V7V 3J9 Canada	3,153,000Common Shares
Raymond Andersen 4048 West 32nd Avenue Vancouver, BC V6S 1Z6 Canada	3,150,000 Common Shares
Robert W. Rieder Suite 407 - 1477 Fountain Way Vancouver, BC; V6H 3W9	2,504,800 Common Shares

Richard M. Glickman 7764 West Saanich Road Brentwood Bay, BC V8M 1R7 Canada	675,000 Common Shares